CUSIP No. 74982T103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RXO, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74982T103

(CUSIP Number)

February 9, 2024

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74982T103

1	Name of Reporting Person: MFN Partners, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,588,555 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,588,555 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 15,588,555 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%(2)
12	TYPE OF REPORTING PERSON PN

(1)	As of February 9, 2024. 13,008,225 shares as of December 31, 2023.
(2)

As of February 9, 2024. 11.1% as of December 31, 2023. Based on 117,026,000 shares of Common Stock outstanding as of December 31, 2023, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 8, 2024.

CUSIP No. 74982T103

1	Names of Reporting Person: MFN Partners GP, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,588,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,588,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 15,588,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%(2)
12	TYPE OF REPORTING PERSON OO

(1)	As of February 9, 2024. 13,008,225 shares as of December 31, 2023.
(2)

As of February 9, 2024. 11.1% as of December 31, 2023. Based on 117,026,000 shares of Common Stock outstanding as of December 31, 2023, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 8, 2024.

CUSIP No. 74982T103

1	Names of Reporting Person: MFN Partners Management, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,588,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,588,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 15,588,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%(2)
12	TYPE OF REPORTING PERSON IA, PN

(1)	As of February 9, 2024. 13,008,225 shares as of December 31, 2023.
(2)

As of February 9, 2024. 11.1% as of December 31, 2023. Based on 117,026,000 shares of Common Stock outstanding as of December 31, 2023, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 8, 2024.

CUSIP No. 74982T103

1	Names of Reporting Person: MFN Partners Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,588,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,588,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 15,588,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%(2)
12	TYPE OF REPORTING PERSON OO

(1)	As of February 9, 2024. 13,008,225 shares as of December 31, 2023.
(2)

As of February 9, 2024. 11.1% as of December 31, 2023. Based on 117,026,000 shares of Common Stock outstanding as of December 31, 2023, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 8, 2024.

CUSIP No. 74982T103

1	Names of Reporting Person: Michael F. DeMichele I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,588,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,588,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 15,588,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%(2)
12	TYPE OF REPORTING PERSON IN

(1)	As of February 9, 2024. 13,008,225 shares as of December 31, 2023.
(2)

As of February 9, 2024. 11.1% as of December 31, 2023. Based on 117,026,000 shares of Common Stock outstanding as of December 31, 2023, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 8, 2024.

CUSIP No. 74982T103

1	Names of Reporting Person: Farhad Nanji I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,588,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,588,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 15,588,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%(2)
12	TYPE OF REPORTING PERSON IN

(1)	As of February 9, 2024. 13,008,225 shares as of December 31, 2023.
(2)

As of February 9, 2024. 11.1% as of December 31, 2023. Based on 117,026,000 shares of Common Stock outstanding as of December 31, 2023, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 8, 2024.

CUSIP No. 74982T103

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 10, 2023 (the “Schedule 13G”) under Rule 13d-1(d). Hereinafter the Schedule 13G will be filed under Rule 13d-1(c). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership

(a) through (c):

The information requested by these paragraphs is incorporated by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

The shares reported herein are directly held by the Partnership. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 74982T103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

MFN PARTNERS, LP

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS GP, LLC

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS MANAGEMENT, LP

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS MANAGEMENT, LLC

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

FARHAD NANJI

/s/ Farhad Nanji
Farhad Nanji, individually

MICHAEL F. DEMICHELE

/s/ Michael F. DeMichele
Michael F. DeMichele, individually